SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------
                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER


                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF JANUARY, 2005
                            ------------------------

                           ROGERS COMMUNICATIONS INC.
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                 (Translation of registrant's name into English)


                              333 BLOOR STREET EAST
                                   10TH FLOOR
                            TORONTO, ONTARIO M4W 1G9
                                     CANADA
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                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F     |_|            Form 40-F     |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            Yes        |_|               No          |X|

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rogers Communications Inc.
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         (Registrant)

By: /s/ Graeme H. McPhail
   -------------------------------

    Graeme H. McPhail
    Vice-President
    Associate General Counsel

Date:  January 7, 2005

                                  EXHIBIT INDEX

Exhibit Number      Description
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99.1 Material change report dated January 4, 2005, filed on Form 51-102F3 by Rogers Communications Inc. on January 4, 2005